Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Facsimile (949) 753-6897 Telephone (949) 753-6800

December 15, 2011

VIA EDGAR

Matt S. McNair, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 20100
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
File No. 001-14116

Dear Mr. McNair:

We refer to your letter dated December 8, 2011, which gave comments on certain 1934 Act filings of Consumer Portfolio Services, Inc.

In this letter, we furnish additional information requested by the staff, relating to our correction of an error.  Our response to the other comment in the December 8 letter will follow separately, as we may request confidential treatment.

The comment, and our response, appears below.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 1. Financial Statements

Correction of Immaterial Error, page 10

2. We note you determined that you understated derivative liabilities and misstated interest expense for 2009 and 2010, primarily related to the accounting treatment of derivative liabilities associated with certain warrants you issued in conjunction with various debt financing transactions. We further note that you concluded that the errors were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these derivative liabilities and warrants and your accounting for these transactions:

(a) Since you have indicated that the accounting treatment resulted in a correction of an error, address the reasons for not labeling the financial information as being restated within the March 31, 2011; June 30, 2011; and September 30, 2011 Forms 10-Q; and

U.S. Securities and Exchange Commission
File No. 001-14116
December 15, 2011

(b) Provide us with your SAB 99 materiality analysis beginning with the initial time period in which these derivative transactions were impacted (on a quarterly basis) addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

Background

We issued warrants as additional investor compensation in four financing transactions within the years 2008 through 2010.  Each of those warrants had exercise prices that were adjustable in certain circumstances.  In April 2011 we learned that accounting guidance (EITF 07-5, effective January 1, 2009) required us to account for such warrants as derivative liabilities.  We had instead been consistent with our past practice of equity accounting, through and including our annual report for the year ended December 31, 2010.  We corrected our presentation beginning with our quarterly report for the period ended March 31, 2011.

In addition to accounting for the outstanding warrants as derivative liabilities, we should have revalued the warrants on a quarterly basis, starting January 1, 2009, with any change in value reflected in the current period as a component of interest expense.

Upon discovering our error, we performed a materiality analysis in advance of filing our quarterly report for the period ended March 31, 2011.  We corrected our presentation beginning with that report.

The elements of our materiality analysis are reviewed below. The outcome of the analysis was that the correction of error is properly performed pursuant to SAB 108, Topic 1.N, as an error that is immaterial to past financial statements.

(a) Whether to label financial statements as “restated.”

We have concluded that the error should be corrected in accordance with SAB 108.  Because we determined that prior periods were not materially misstated, the presentation and disclosures required by ASC 250 are not applicable.  We describe below how we reached our conclusion regarding absence of materiality.

Had the conclusion been otherwise, that is, had we concluded that any of the prior periods included a material misstatement, then we think it might have been appropriate to label prior periods as “restated.”

(b) Materiality analysis

Following is our review of the materiality of the corrections.  SAB 99 states:  “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”  SAB 99 further states that management must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.  We set forth below our analysis of the quantitative and qualitative factors that we considered in determining that the adjustments were not material to the previously reported amounts contained in our periodic reports.  We first examine quantitative factors, for 2009 and then for 2010, finding that none point to materiality.  We then review qualitative factors, and again find that none should cause anyone to

U.S. Securities and Exchange Commission
File No. 001-14116
December 15, 2011

conclude that the effect on prior periods was material.  We present quarterly information in Appendix A to this letter.

I.	Quantitative review for 2009

A.	Incremental interest expense as a result of fluctuations in warrant values would have been $871,000, an increase of eight tenths of one percent over interest expense as reported for 2009.

B.	We incurred and reported a substantial loss for 2009 ($57.2 million). The incremental interest expense of $871,000 would have increased the net loss by only 1.5%.

C.
At December 31, 2009, the adjustment to Shareholders’ Equity includes the additional loss of $871,000 and reclassification of warrant values from equity to liability, resulting in an aggregate decrease of $2.1 million.  Due to the substantial operating loss incurred in 2009, a comparison to beginning equity for 2009 ($89.8 million) is more meaningful than a comparison to ending equity.  We consider the beginning equity position to be a normalized capital balance for a company our size.  The 2009 adjustment of $2.1 million represents only 2.3% of normalized equity.

D.
We concluded that these adjustments are immaterial to the balance sheet.  The changes within components of equity would not affect investors’ perceptions, as the existence and nature of the warrants is disclosed in both the original and corrected presentations.  The change to normalized equity is 2.3% and is thus again clearly immaterial. Likewise, with respect to our results of operations, the increase in the net loss of $872,000, or 1.5%, is immaterial to investors by comparison with the loss that we incurred and reported.

II.	Quantitative review for 2010

A.	Fluctuations in warrant values during the year would have resulted in a decrease of interest expense of $651,000, or eight tenths of one percent, compared to the amount previously reported.

B.	We incurred and reported a substantial loss for 2010 ($33.8 million). The decreased interest expense of $651,000 would have decreased the net loss by only 1.9%.

C.
As at December 31, 2009, the appropriate reference for comparison of Shareholders’ Equity is the beginning equity for 2009, again because that figure represents a normalized capital account.  The cumulative 2010 adjustment of $489,000 (comprising both the change in interest expense and reclassification of the warrant) would represent only five tenths of one percent of the 2009 beginning equity.

U.S. Securities and Exchange Commission
File No. 001-14116
December 15, 2011

D.
We concluded that, even combining both the cumulative catch-up adjustment and the adjustment for the 2010 period, the adjustments are immaterial to the balance sheet.   The change to normalized equity is five tenths of one percent, clearly immaterial in relation to our large operating loss.  The decrease in the net loss of 1.9% (please take note that it would have been a decrease for 2010, though it would have been a comparably small increase for 2009) is likewise quantitatively immaterial. Thus the adjustments are also immaterial to our results of operations.

III.	Quantitative review on a quarterly basis

A.
We performed similar analyses, with the help of our independent audit firm and under the supervision of the audit committee of our board of directors, with respect to every quarterly period.  The data that we reviewed are presented in tabular form as Appendix A to this letter.  We reached similar conclusions as to immateriality respecting each quarterly period.

IV.	Summary of the Quantitative Review

A.	None of the corrective entries that we made to conform to derivative accounting reflect cash transactions.

B.	None of the conforming entries had a material effect on the operating results for either the 2009 or 2010 reporting periods.

C.	Investors have no reason to consider the effect of either the period or cumulative conforming entries to be material, whether for 2009 or 2010, given the large losses that we incurred and reported.

1.	Changes to shareholders’ equity from the conforming entries are in both periods less than two percent of the Company’s operating losses.

2.	The effect of restating the 2010 operating results would actually be a reduction in the net loss, by $651,000.

V.	Qualitative Review

Having concluded that none of the adjustments is quantitatively material (for the reasons given above), we then considered whether there were any non-quantitative factors that would indicate materiality.  We considered each of the non-quantitative factors identified in SAB 99.  Those factors are as follows:

U.S. Securities and Exchange Commission
File No. 001-14116
December 15, 2011

A.
The valuation aspect of the misstatement involves a circumstance where the value of the warrants can only be estimated (that is, no precise measurement is available).  Any estimate for the warrants requires assumptions and there is some degree of imprecision inherent in the estimate. That the corrected valuation in any case would involve estimates argues against materiality.

B.	The misstatement did not mask a change in earnings or other trends. With or without the adjustment, we incurred losses throughout, and had a positive trend.

C.	The misstatement did not hide a failure to meet analysts’ expectations. No analysts published any information on the Company during the relevant periods.

D.	The misstatement did not result in a change from a loss to net income (or vice versa).

E.
The misstatement did not concern a segment of the Company’s business that has been identified as playing a significant role in the Company’s operations. The issue concerns accounting for capital, not for operations.

F.
The misstatement did not affect the Company’s compliance with regulatory requirements, loan covenants, or contractual obligations. Although we disclose in our reports that we have required waivers of certain loan covenants, our non-compliance requiring waivers was, or would have been, the case with or without the adjustments.

G.
The misstatement had no effect on management’s compensation, for example, by satisfying requirements for incentive compensation. The effects on our results were too small to cause any management targets to be met or not met.

H.	The misstatement did not involve concealment or an unlawful transaction. We timely disclosed the transactions, which were and are beneficial additions to our capital base.

We also considered, and asked our audit committee to consider, whether there was any reason to think that the misstatement was intentional.  Neither company management nor the audit committee felt that there was any such indication.

In conclusion, because none of the qualitative factors indicates materiality, and because all adjustments were quantitatively immaterial, we believe that the errors in question were properly treated as immaterial.  Accordingly, we corrected our presentation, beginning with our statements for the first quarter of 2011, and disclosed the correction in note 1 to our financial statements.

*********

U.S. Securities and Exchange Commission
File No. 001-14116
December 15, 2011

As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

cc (email)	David Lyon (lyond@sec.gov)
David Irving (irvingd@sec.gov)
William Schroeder (schroederw@sec.gov)

Appendix A to Letter of Consumer Portfolio Services, Inc.
December 15, 2011
File Number 001-11416

	Consumer Portfolio Services, Inc.
	SAB 99 Materiality Analysis for Error in Accounting for Warrants
	Dollars in thousands

	For the reporting year ended December 31, 2009
	As Originally Reported

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-09	Jun-09	Jun-09	Sep-09	Sep-09	Dec-09	Dec-09

Net Loss	$(510)	$(5,954)	$(6,464)	$(4,307)	$(10,771)	$(46,436)	$(57,207)

Shareholders' Equity	$89,518		$83,742		$80,487		$35,577

	As Corrected for Effect of Immaterial Error

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-09	Jun-09	Jun-09	Sep-09	Sep-09	Dec-09	Dec-09

Net Loss	$(572)	$(5,985)	$(6,557)	$(5,109)	$(11,666)	$(46,412)	$(58,078)

Shareholders' Equity	$89,215		$83,408		$78,450		$33,487

	Net Effect of Immaterial Error

Net Loss	$(62)	$(31)	$(93)	$(802)	$(895)	$24	$(871)

Shareholders' Equity	$(303)		$(334)		$(2,037)		$(2,090)

	For the reporting year ended December 31, 2010
	As Originally Reported

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-10	Jun-10	Jun-10	Sep-10	Sep-10	Dec-10	Dec-10

Net Loss	$(5,817)	$(8,968)	$(14,785)	$(4,499)	$(19,284)	$(14,541)	$(33,825)

Shareholders' Equity	$29,280		$20,291		$16,069		$4,554

	As Corrected for Effect of Immaterial Error

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-10	Jun-10	Jun-10	Sep-10	Sep-10	Dec-10	Dec-10

Net Loss	$(7,935)	$(6,767)	$(14,702)	$(3,442)	$(18,144)	$(15,030)	$(33,174)

Shareholders' Equity	$26,392		$22,492		$17,124		$4,065

	Net Effect of Immaterial Error

Net Loss	$(2,118)	$2,201	$83	$1,057	$1,140	$(489)	$651

Shareholders' Equity	$(2,888)		$2,201		$1,055		$(489)